Mail Stop 0308
      June 17, 2005

Nelson A. Bangs, Esq.
Senior Vice President and General Counsel
The Neiman Marcus Group, Inc.
One Marcus Square
1618 Main Street
Dallas, TX 75201

      Re:	The Neiman Marcus Group, Inc.
		Preliminary Proxy Statement on Schedule 14A
		Filed May 20, 2005
      File No. 1-09659

Dear Mr. Bangs:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary, page 3
1. Please include additional information clearly describing the effects of the merger on unaffiliated shareholders. For example, you may state that upon completion of the merger, you will no longer be a public company, and that your unaffiliated shareholders will cease to have any ownership interest in you and will cease to participate in any of your future earnings and growth.
2. In the sub-section Board`s Recommendation, please clarify whether the interested individuals participated in the board`s deliberations regarding the merger.
3. In the sub-section Conditions to Closing on page 9, and throughout the document, identify which conditions to completion of the merger may be waived and which of those waivable conditions you may consider waiving. Please note that we generally believe that resolicitation is required when companies waive material conditions to a merger. If you do not intend to re-solicit proxies in the event of waiver of material conditions, disclose the associated risks.

The Merger, page 18
Background of the Merger, page 18
4. Please revise the discussion to clarify whether, when, and the extent to which the structure and financial terms of the merger changed during the course of the negotiation process.
5. Please clarify, if accurate, that your directors and executive officers who have interests in the merger that are different from, or in addition to, the interests of your unaffiliated stockholders, have actively participated in the negotiations related to the merger agreement.
6. It appears that the other two bidding groups that lost to TPG/Warburg Pincus were involved in an advanced stage of the negotiations to acquire you. Please disclose the final bid price per share that each of them offered.
7. Please describe the proposed terms of the credit card transaction during this time period.
8. Please disclose whether, and the extent to which, the board made any specific inquiries into the matters supporting the analysis and opinion of JPMorgan when the opinion was delivered. If any inquiries were made, describe the matters that were raised and how the matters were resolved.

Reasons for the Merger, page 26

9. We note that the board of directors may have considered factors other than those that are discussed in the proxy materials.
Please
revise to disclose that you have disclosed all material factors considered, including all material negative factors.

Opinion of JPMorgan, page 29
10. Please provide us with a copy of the board books and any other materials distributed by JP Morgan to assist the board in evaluating the transaction.


11. Please provide us with copies of any material non-public information exchanged between the parties in the merger negotiations that were not filed with the registration statement, including all analysts` reports, financial forecasts, and projections used by you and your financial advisor. In addition, to the extent that you have not disclosed any such information in the document, provide us the basis for your conclusion that the non-public information is not material and therefore need not be disclosed.

12. Please describe any material relationship that existed between you and JPMorgan during the two years preceding the time when you retained that firm as your financial advisor. Also, disclose any compensation received or to be received as a result of the past relationship between you and your affiliates on the one hand and JPMorgan or its affiliates on the other.
13. Please disclose in bulleted form the specific assumptions JPMorgan made with respect to industry performance, general business, economic, and market conditions, and other matters, in performing its analyses of the fairness of the transaction.
14. Please clarify whether there were any specific factors that did not support the fairness opinion obtained from JPMorgan. If JPMorgan performed any additional analyses that did not support the fairness opinion, revise to disclose this information and to describe the analyses and conclusions.
15. Where you discuss the different selected ranges of multiples used by your financial advisor, as on pages 31, 33, and 34, please clarify how those multiples were calculated and disclose the significance of the multiples.

Financing, page 35
16. We note your statement that Newton Acquisition, Inc. has obtained equity and debt financing "commitments" for the transactions contemplated by the merger agreement. Please state clearly whether the financing required by your purchasers to fund the merger transaction is "assured." If the financing is not assured, please tell us whether you have contemplated including the information required by paragraph (c)(1) of Item 14 for the acquiring entities in the proxy statement. Please refer to Instruction 2(a) to Item 14.

Interests of the Company`s Directors and Executive Officers in the Merger, page 39
17. Please clarify that certain members of management and the board of directors have interests that will present them with actual or potential conflicts of interest.
18. Please ensure that you provide a complete disclosure, including specific payment amounts, of all plan and non-plan compensation awarded to, earned by, or paid to the executive officers and directors of the surviving company, from all sources and for all services rendered in all capacities. Please note that this disclosure should include the types and dollar values of all perquisites paid to those individuals. Finally, provide the aggregate dollar value of consideration each of your directors and officers would receive as a result of the merger. Retention/Severance Agreements, page 41
19. Please identify the non-executive officers who have change of control termination protection agreements with you.

The Merger Agreement, page 48
20. We refer to your disclosure in the first paragraph on page 48. Your qualification by reference to the merger agreement is inappropriate. Please revise.
21. We note your statement that "[the merger agreement] is not intended to provide any other factual information about the Company.
Such can be found elsewhere in this proxy statement in the other public filings that the Company makes with the SEC." Please revise to remove any potential implication that the referenced merger agreement does not constitute public disclosure under the federal securities laws.
22. We note your statement that "representations and warranties were made solely for the purposes of contract." Please revise to remove any potential implication that the referenced merger agreement does not constitute public disclosure under the federal securities laws.
23. Please note that disclosure regarding an agreement`s representations and warranties in a proxy statement constitutes a disclosure to investors. You are responsible for the accuracy of any disclosure in the public filings. Please be advised that, notwithstanding the inclusion of a general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in the proxy statement/prospectus not misleading. Therefore, please delete the statements that readers "should not rely on the representations and warranties as statements of factual information" from the third paragraph on page 48. In the alternative, include disclosure acknowledging that, if specific material facts exist that contradict the representations or warranties in the merger agreement, you have provided corrective disclosure.

Effective Time; The Marketing Period, page 48
24. Please explain clearly the function of the "marketing period." If this period enables the acquiring group to seek additional debt financing commitments, please clarify to that effect. In addition, clarify that the marketing period may, under certain circumstances, extend until the time when you file your annual report for the current fiscal year. Please discuss the implications of this potential delay in closing the transaction.

Conditions to the Merger, page 60
25. Please clarify which conditions have been satisfied and update the status of others, as appropriate.
26. Please discuss whether there is any material uncertainty as to any of the conditions to the completion of the merger.

Appraisal Rights, page 72
27. Please delete the statement that the discussion of the provisions of the Delaware General Corporation Law is "not a complete statement" of all the applicable requirements for shareholders to demand and perfect their appraisal rights, and provide a complete summary of the material aspects of those rights.

Where You Can Find Additional Information, page 75
28. Please update documents incorporated by reference to include
Form
10-K/A and Forms 10-Q/A filed on May 31, 2005 and Forms 8-K filed after May 4, 2005.

* * * * *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      You may contact William Thompson, Staff Accountant, at (202) 551-3344 or Nilima Shah, Accounting Branch Chief, at (202) 551-3255,
if you have questions regarding comments on the financial statements and related matters. Please contact Pradip Bhaumik, Attorney-Advisor, at (202) 551-3333 or Ellie Quarles, Special Counsel, at
(202) 551-3238, or me at (202) 551-3720 with any other questions.


Sincerely,



H. Christopher Owings
      Assistant Director


cc:	John Finley, Esq.
	Simpson Thacher & Bartlett LLP
	Fax: (212) 455-2502

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Nelson A. Bangs, Esq.
The Neiman Marcus Group, Inc.
June 17, 2005
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